Exhibit 99.2

NEWS RELEASE

News Release 2006-21	October 4, 2006

Queenstake Directs Blackmont Capital to Evaluate Strategic Alternatives

Denver, Colorado – October 4, 2006 – Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE) announces that its financial advisors Blackmont Capital Inc. of Toronto will be assisting the Company in evaluating and pursuing strategic alternatives that will enhance and unlock the long-term value of Queenstake’s assets.

The Company also announced today that it is implementing cost reductions following an internal review of its Jerritt Canyon operations in Nevada. (For further details, please refer to today’s other news release titled, “Queenstake Announces Cost Reductions at Jerritt Canyon.”)

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the wholly owned Jerritt Canyon gold operations in Nevada, which has produced over 7.5 million ounces of gold from open pit and underground mines since 1981. Current production at the property is from three underground mines.  At year-end 2005, total measured and indicated resources(1) were 8.8 million tons at 0.24 opt (8 million tonnes at 8 grams per tonne), containing 2.1 million ounces of gold, including approximately 878,000 ounces in reserves(1). The Jerritt Canyon District, which comprises 119 square miles (308 square kilometers) of geologically prospective ground controlled by Queenstake, represents one of the largest contiguous exploration properties in Nevada. In addition, Jerritt Canyon also has one of only three permitted roasting facilities in Nevada.

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(1) Mineral “resources” or “resource” used in this news release are as defined in National Instrument 43-101 of the Canadian Securities Administrators and are not terms recognized or defined by the U.S. Securities and Exchange Commission (SEC). Mineral resources are not reserves and do not have demonstrated economic viability.  For further information, please refer to the risk factors and definitions of mineral reserves and resources in the Company’s filings on SEDAR and with the SEC on the Company’s website, www.queenstake.com. The Qualified Person for the technical information contained in this news release is Mr. Dorian L. (Dusty) Nicol, President and Chief Executive Officer of Queenstake.

For further information call:

Wendy Yang 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

For inquiries related to strategic alternatives involving Queenstake, please contact:

Blackmont Capital Inc.
Grant White	Chad Williams
Tel: 416-864-3534	Tel: 416-864-2072
Fax: 416-864-9151	Fax: 416-864-9151
Email: gwhite@blackmont.com	Email: chadwilliams@blackmont.com

Cautionary Statement – This news release contains “Forward-Looking Statements” within the meaning of applicable Canadian securities law requirements and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of savings or cost reductions.  Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, operational risks, mine development, production and cost estimate risks and other risks which are described in the Company’s most recent Annual Information Form filed on SEDAR (www.sedar.com) and Annual Report on Form 40-F on file with the Securities and Exchange Commission (SEC; www.sec.gov) as well as the Company’s other regulatory filings. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.